ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-237519

DOLLAR GENERAL CORPORATION
PRICING TERM SHEET
April 1, 2020

$1,000,000,000 3.500% Senior Notes Due 2030

$500,000,000 4.125% Senior Notes Due 2050

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated April 1, 2020, supplementing the base prospectus and registration statement (File No. 333-237519) filed with the Securities and Exchange Commission (the “SEC”). The information in this pricing term sheet supplements such preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement and base prospectus to the extent it is inconsistent with the information contained therein. Terms used and not defined herein have the meanings assigned in such preliminary prospectus supplement.

Issuer:	Dollar General Corporation
Expected Settlement Date:	April 3, 2020 (T+2)
Current Ratings**:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

	$1,000,000,000 3.500% Senior Notes Due 2030	$500,000,000 4.125% Senior Notes Due 2050
Final Maturity Date:	April 3, 2030	April 3, 2050
Principal Amount:	$1,000,000,000	$500,000,000
Coupon:	3.500%	4.125%
Interest Payment Dates:	April 3 and October 3, commencing October 3, 2020	April 3 and October 3, commencing October 3, 2020
Price to Public:	99.933%, plus accrued interest, if any, from April 3, 2020	98.997%, plus accrued interest, if any, from April 3, 2020
Benchmark Treasury:	1.500% U.S. Treasury due February 15, 2030	2.375% U.S. Treasury due November 15, 2049

Benchmark Treasury Price and Yield:	108-09; 0.633%	126-03; 1.309%
Spread to Benchmark Treasury:	287.5 basis points	287.5 basis points
Yield to Maturity:	3.508%	4.184%
Make-Whole Call:	T+45 basis points (prior to January 3, 2030)	T+45 basis points (prior to October 3, 2049)
Par Call:	On and after January 3, 2030 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date	On and after October 3, 2049 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date
Use of Proceeds:	The Issuer intends to use the net proceeds of this offering for general corporate purposes, which may include repayment of indebtedness.
CUSIP and ISIN:	CUSIP: 256677 AG0 ISIN: US256677AG02	CUSIP: 256677 AH8 ISIN: US256677AH84

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC
Senior Co-Managers:	Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc. JP Morgan Securities LLC Mizuho Securities USA LLC
Co-Managers

BBVA Securities, Inc.

BB&T Capital Markets,

a division of BB&T Securities LLC

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Regions Securities LLC

BNP Paribas Securities Corp.

KeyBanc Capital Markets Inc.

Capital One, N.A.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at (800) 294-1322; Citigroup Global Markets Inc. at (800) 831-9146; or Goldman Sachs & Co. LLC at (201) 793-5170.